UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
United Fire Group 401(k) Plan
Cedar Rapids, Iowa

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of United Fire Group 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 and the schedule of delinquent participant contributions for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2023.

/s/FORVIS MAZARS, LLP
West Des Moines, Iowa
June 26, 2024

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

(In thousands)	2023	2022
Assets
Investments:
Participant-directed investments, at Fair Value	$142,310	$127,348
Participant-directed investment, at Contract Value	8,697	13,475
Total investments	151,007	140,823
Receivables:
Notes receivable from participants	198	250
Receivables from participants	—	372
Receivables from employer	—	361
Other receivables	21	—
Total receivables	219	983

Net Assets Available for Benefits	$151,226	$141,806
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023

(In thousands)
Additions
Contributions:
Participant	$11,205
Employer	3,817
Rollover	2,323
Total contributions	17,345
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	21,134
Dividends	758
Total investment income (loss), net	21,892
Interest income on notes receivable from participants	11
Total additions	$39,248

Deductions
Benefit payments and withdrawals	$29,551
Administrative expenses	253
Other expenses	24
Total deductions	$29,828

Net Assets Available for Benefits:
At Beginning of Year	141,806
At End of Year	$151,226
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its consolidated subsidiaries (collectively, the "Company") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the plan administrator and "Plan Sponsor." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The effective date of the Plan is August 1, 1989 and was amended on January 1, 2017 as discussed under "Contributions," below.
Effective January 1, 2019, there was a further amendment to the Plan which modified the hardship distribution provision of the Plan. This amendment did not have a material impact to the Plan.
Plan Custodian - The plan custodian is Principal Financial Group (the "Plan Custodian").
Contributions - The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Effective January 1, 2017, automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation, and their contributions invested in the designated default fund until changed by the participant. Prior to January 1, 2017, the automatically enrolled deferral rate was set at 3 percent of eligible compensation. In addition, beginning on January 1, 2018, the automatic deferral percentage under automatic enrollment, increases by 1 percent per year up to a maximum of 15 percent of a participant's compensation. This increase to the automatic deferral occurs on January 1 of each year.
The Company matches up to 1 percent of employee contributions at the following deferral rates: employees contributing 1 percent of their annual salary – the Company will match 1/3 percent of their annual salary; employees contributing 2 percent of their annual salary – the Company will match 2/3 percent of their annual salary; and employees contributing 3 percent or more of their annual salary – the Company will match 1 percent of their annual salary.
Beginning January 1, 2022, the Company revised the employer match to 50 percent of the first 8 percent of employee contributions.
Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company matching contributions and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Company did not contribute any discretionary contributions during the year ended December 31, 2023.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers investments in mutual funds, common collective trusts, pooled separate accounts, an employer stock fund, a fixed income fund, and a self-directed retirement account in which participants have access to multiple investment options.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of credited service. A participant is 100 percent vested after 3 years of credited service for employer matching contributions and 2 years of credited service for discretionary contributions. Other special vesting schedules apply for the Employee Stock Ownership Plan contributions that was transferred in November of 2015 as well as other retirement plans that have transferred into the Plan. A participant with less than the required years of credited service is not vested except in the event of the participant's death or disability while employed by the Company, at which time the participant becomes 100 percent vested.
Forfeitures - Upon termination, the non-vested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. The Company used approximately $41 of forfeitures to pay Plan expenses of $253 for the year ended December 31, 2023. There is an immaterial amount of forfeited account balances included in the Plan's net assets available for benefits at December 31, 2023 and 2022.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Company. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5, the check is canceled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5, the check is canceled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan agreement. The Company paid substantially all administrative expenses for the Plan in 2023.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans - The Plan's investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for discussion of fair value measurements.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Contributions - Participant contributions are made through payroll deductions and recorded in the period they are withheld from compensation. The Company's matching contribution are recorded in the year they are earned.
Withdrawals - Participant withdrawals are recorded upon distribution.
Notes Receivable from Participants - Represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after December 31, 2023 through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
NOTE 3. FAIR VALUE MEASUREMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments, which are measured at fair value, are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
•Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that we have the ability to access.
•Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
•Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.
The fair value of the majority of the Plan's investments is determined using a market-based approach with prices obtained for the Plan's investments by the Plan Custodian which prices the investments daily using independent pricing sources. One price is obtained for each Plan investment, which is evaluated for reasonableness prior to its use for reporting purposes. The valuation technique and market inputs that our Plan Custodian normally seeks to value our securities include the following, depending on the security type: net asset value ("NAV") calculated and reported by the issuer or its agent, last trade, bids and closing price. The valuation technique and inputs for the Plan's securities are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. The Plan Sponsor has determined that the pricing obtained at December 31, 2023 and 2022 was reasonable. There was no change in the valuation methodologies in 2023.
In order to determine the proper classification of each Plan investment in the fair value hierarchy, the Plan Custodian's pricing procedures and inputs used to price the type or group of securities, which include unadjusted quoted market prices for similar securities and other inputs that are observable for the type or group of securities, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are also reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2023 and 2022:

		Fair Value Measurements
Description	December 31, 2023	Level 1	Level 2	Level 3
Mutual funds	$35,480	$35,480	$—	$—
Common collective trusts	60,976	—	60,976	—
United Fire Stock Fund	3,404	3,404	—	—
Pooled separate accounts	40,881	—	40,881	—
Self-directed brokerage account	1,569	1,569	—	—
Total investments	$142,310	$40,453	$101,857	$—

		Fair Value Measurements
Description	December 31, 2022	Level 1	Level 2	Level 3
Mutual funds	$32,392	$32,392	$—	$—
Common collective trusts	51,503	—	51,503	—
United Fire Stock Fund	5,186	5,186	—	—
Pooled separate account	37,079	—	37,079	—
Self-directed brokerage account	1,188	1,188	—	—
Total investments	$127,348	$38,766	$88,582	$—
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year, which represent the NAV of shares held by the Plan in the respective funds at the reporting date.
Investments in common collective trusts are valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Investments in the United Fire Stock Fund are stated at fair value based on quoted market prices of United Fire Group, Inc. common stock. Included in the fund is an immaterial amount of interest-bearing cash.

Investments in the pooled separate accounts are valued using the NAV of units, as determined by the insurance company. NAV is a readily determinable fair value and is the basis for current transactions.

Investment in self-directed retirement accounts include common stocks and mutual funds, which are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year.

NOTE 4. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 5. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. GROUP ANNUITY CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY
In September 2016, the Plan entered into guaranteed investment contract ("GIC") that is a group annuity contract, backed by the assets of the general account of Principal Life Insurance Company. This GIC, the Principal Fixed Income Guarantee Option fund, is considered a fully benefit-responsive investment contract and is measured, presented and disclosed at contract value within the Statement of Net Assets Available for Benefits. Participant transactions are executed using contract value without adjustment. The GIC issuer guarantees to pay a specified interest rate which is reset semi-annually on June 1 and December 1. The GIC's guaranteed crediting rate as of December 31, 2023 was 1.55 percent with a contract value of $8,697. This compares with a crediting rate of 1.75 percent and a contract value of $13,474 at December 31, 2022. This contract does have surrender charges if it is terminated by the contract holder or a plan terminates its interest in such contract within certain time periods. If the contract holder is considering terminating the contract or a plan is considering terminating its interest in such contract in the near future, contract value less surrender charges is used to determine the fair value.
This GIC is reported at contact value as it meets the fully benefit-responsive investment contract criteria. Contract value is calculated as contributions, plus earnings, less withdrawals and administrative expenses. Participant transactions are executed at contract value less surrender charges, if applicable, which is the relevant measure for fully benefit-responsive investment contracts. The Plan's ability to meet its contractual obligations to settle amounts due is dependent on the issuer, which could be impacted by economic and regulatory changes. Currently, there is no probability of the issuer not being able to fulfill its contractual obligations at contract value.
NOTE 7. PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2023 and 2022, the Plan held units of collective investment trust funds, pooled separate accounts, fixed-income guaranteed fund and self-directed brokerage accounts managed by the Plan Custodian. The Plan also invests in the common stock of United Fire Group, Inc. via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions (as defined by ERISA); however, they are exempt from the prohibited transaction rules under ERISA.

NOTE 8. PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN
In January 2023, based on the timing of historical remittances to the Plan which established the earliest date on which contributions could reasonably be segregated from the Company's general assets, the Company made two late remittances to Principal for Plan contributions relating to the December 30, 2022 pay date. These remittances totaled $733. Using the Department of Labor's Voluntary Fiduciary Correction Program ("VFCP") calculator, the Company determined the lost earnings relating to the late remittances were $1. Refer to the Supplemental Table, Schedule H Part IV Line 4a, for further detail. Note, as the amount of the related lost earnings is immaterial, the contribution will be reflected in Plan year 2024 financial statements.

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction inVFCP	Total Fully Corrected under VFCP
2023 Total Late Contributions	$—	$—	$—	$1
Total	$—	$—	$—	$1

Supplemental Schedules

United Fire Group (k) Plan
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
EIN 42-0644327
Plan Number 004
For the year ended December 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Totally Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included [ ]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1				$1

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
EIN 42-0644327
Plan Number 004
December 31, 2023

(In thousands, except share amounts)
Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value***
Mutual Funds
The American Funds	American Funds Growth Fund of Am R6 Fund	$7,862
Cohen & Steers	Cohen & Steers Re Est Sec Z Fd	1,760
JP Morgan Funds	JP Morgan Mid Cap Growth R6 Fund	5,926
Metropolitan Life Insurance Company	Metropolitan West Total Return Bd Plan	8,474
MFS Investment Management	MFS Value R6 Fund	4,376
Fidelity Investments	Fidelity ADV FC Emerging Markets Z	1,888
T. Rowe Price Funds	T. Rowe Price Mid-Cap Value I Fund	5,194

Collective Investment Trusts
Principal Global Investors Trust Company*	Principal LifeTime Hyb 2020 CIT U	4,554
Principal Global Investors Trust Company*	Principal LifeTime Hyb 2030 CIT U	19,335
Principal Global Investors Trust Company*	Principal LifeTime HB 2040 CIT U	16,557
Principal Global Investors Trust Company*	Principal LifeTime Hy 2050 CIT U	12,246
Principal Global Investors Trust Company*	Principal LifeTime Hy 2060 CIT U	4,095
Principal Global Investors Trust Company*	Principal LifeTime Hyb 2070 CIT U	26
Principal Global Investors Trust Company*	Principal LifeTime Hy Inc CIT U	956
Great Gray Trust Company	International Equity R1 Fund	3,207

Pooled Separate Accounts
Principal Life Insurance Company*	Principal High Yield Separate Account-Z	2,492
Principal Life Insurance Company*	Principal International Equity Index SA-Z	4,103
Principal Life Insurance Company*	Principal Large Cap Growth I SA-Z	6,534
Principal Life Insurance Company*	Principal Large Cap S&P 500 Index SA-Z	17,594
Principal Life Insurance Company*	Principal Mid Cap S&P 400 Idx SA-Z	4,089
Principal Life Insurance Company*	Principal Small Cap Growth I Separate Account-Z	1,124
Principal Life Insurance Company*	Principal Small Cap Value II Separate Account-Z	1,991
Principal Life Insurance Company*	Principal Small Cap S&P 600 Index SA-Z	1,564
Principal Life Insurance Company*	Principal U.S. Property Separate SA-Z	1,390

Common Stock
United Fire Group, Inc.*	United Fire Group Stock Fund	3,404

Fixed Income
Principal Life Insurance Company*	Principal Fixed Income Guarantee Option**	8,697

Self-Directed Brokerage Account
Schwab Funds	Self-Directed Broker Account	1,569

Total participant-directed investments at fair value		$151,007
Participant loans (maturing 2023 through 2035 at 4.25% to 9.50% interest rate)*		198
Total assets held for investment purposes		$151,205

*Indicates a party-in-interest to the Plan.
**This investment is presented at Contract Value, which, for purposes of this Schedule H Supplemental Table, equals Fair Value. Refer to Note 6.
***Cost information is not required for Member directed investments, and therefore is not included.

EXHIBIT INDEX

Exhibit No. Exhibit Description
*23.1 Consent of Independent Registered Public Accounting Firm - Forvis Mazars, LLP

_______
*Filed herewith.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
By: United Fire & Casualty Company
Date:	June 26, 2024	By:	/s/ Eric J. Martin
Eric J. Martin
Executive Vice President & Chief Financial Officer